

September 15, 2023

Robert Perri
Chief Executive Officer
OceanPal Inc.
Pendelis 26, 175 64 Palaio
Faliro, Athens, Greece

Re: OceanPal Inc.
Form 20-F for the Fiscal Year ended December 31, 2022
Filed March 30, 2023
File No. 001-40930

Dear Robert Perri:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2022

Exhibits

1. We note that your officer certifications at Exhibits 12.1 and 12.2 exclude the language of paragraph 4(b) and the introductory language in paragraph 4 regarding responsibilities for establishing and maintaining internal control over financial reporting and the associated design objectives for which certification is required.

    Please amend your annual report to include certifications having all of the prescribed language as set forth in paragraph 12 of Item 19 of Form 20-F.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation